

January 24, 2014

<u>Via E-mail</u>
A. Brian Davis
Chief Financial Officer
Tengion, Inc.
3929 Westpoint Boulevard, Suite G
Winston-Salem, NC 27103

> **Re:** **Tengion, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on January 15, 2014**
> **File No. 001-34688**

Dear Mr. Davis:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. We note your disclosure that the proposed amendment to your Certificate of Incorporation will increase the number of authorized shares of your common stock. We also note your disclosure on page 13 of several different purposes of the amendment, including "to raise additional capital to fund the Company's business" and "to provide flexibility for future corporate action, including grants of equity or equity-based awards." Please revise your disclosure to describe any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available following the approval of the amended Certificate of Incorporation. If you currently have no such plans, arrangements or understandings, please revise your disclosure to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
Marc A. Rubenstein, Esq.
Ropes & Gray LLP